UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒                      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2003

☐                     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number : 02-20584

ABIOMED Retirement Savings Plan

(Full title of the Plan)

ABIOMED, Inc.

(Name of Issuer of the securities held pursuant to the Plan)

22 Cherry Hill Drive, Danvers, Massachusetts 01923

(Address of principal executive office)

ABIOMED RETIREMENT SAVINGS PLAN

Financial Statements

December 31, 2003 and 2002

ABIOMED, Inc. Retirement Savings Plan

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

Statements of Assets Available for Plan Benefits as of December 31, 2003 and 2002

Statements of Changes in Assets Available for Plan Benefits for the Years Ended December 31, 2003 and 2002

Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of

the ABIOMED Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the ABIOMED Retirement Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the years ended December 31, 2003 and 2002.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits as of December 31, 2003 and 2002, and the changes in assets available for plan benefits for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Forman Conklin Doherty & Farrar, P.C.
FORMAN CONKLIN DOHERTY & FARRAR, P.C.

Danvers, Massachusetts

September 23, 2004

ABIOMED RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003		2002
ASSETS
Interest bearing cash (including money market accounts):
Fidelity Prime Fund	$1,848,345		$2,167,248
Interest bearing cash	31,278		—

Total interest bearing cash	1,879,623		2,167,248

Investments:
At fair value:
Shares of registered investment companies
Fidelity Advisor Intermediate Bond Fund	745,219	*	570,690	*
Fidelity Advisor Equity Income Fund	1,117,775	*	756,927	*
Fidelity Advisor Dividend Growth Fund	1,188,838	*	946,550	*
Fidelity Advisor Equity Growth Fund	2,760,395	*	2,130,964	*
Fidelity Advisor International Diversified Fund	890,346	*	670,036	*
Other Mutual Funds	1,385,270		32,597

Total shares of registered investment companies	8,087,843		5,107,764

Employer Securities:
ABIOMED, Inc. Common Stock Fund	598,496		367,081

Receivables:
Participant notes receivable	132,646		138,397
Employer’s match contribution	240,247		292,902
Employees’ contributions	36,785		75,909
Interest income receivable	30		—

Total receivables	409,708		507,208

TOTAL ASSETS	$10,975,670		$8,149,301

NET ASSETS AVAILABLE FOR BENEFITS	$10,975,670		$8,149,301

* Represents 5% or more of Assets Available for Benefits

The accompanying notes are an integral part of these financial statements.

ABIOMED RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:
Net appreciation of investments:
Mutual funds	$1,553,840	$485,656
ABIOMED, Inc. Common Stock Fund	254,644	19,664

Total net appreciation of investments	1,808,484	505,320

Dividends, interest and realized capital gains and losses, net:
Mutual funds and common collective trust	138,552	(1,712,474)
ABIOMED, Inc. Common Stock Fund	43,787	(680,496)
Total dividends, interest and realized capital gains and losses, net	182,339	(2,392,970)

Contributions:
Employer contributions	541,903	919,873
Participant contributions and rollovers from other qualified plans	1,219,132	1,459,669

Total contributions	1,761,035	2,379,542

Total net additions	3,751,858	491,892

DEDUCTIONS:
Benefits paid to participants	553,543	527,629
Administrative fees for loans	3,135	—
Interfund transfers	368,811	358,054
New loan issues	—	(12,642)

Total deductions	925,489	873,041

Total increase (decrease)	2,826,369	(381,149)

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	8,149,301	8,530,450

End of year	$10,975,670	$8,149,301

The accompanying notes are an integral part of these financial statements.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the ABIOMED Retirement Savings Plan (401 (k) Plan) (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement or the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible U.S. employees of ABIOMED, Inc. (the “Company” or “Plan Administrator”) that are age twenty or older.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration

ABIOMED, Inc. is the Plan Administrator and has assigned responsibility for the operation and administration of the Plan to the Corporate Retirement Committee (the “Committee”) which is appointed by the Company’s Board of Directors.  Effective December 1, 2002, Fidelity Management Trust Company (“Fidelity”) replaced Putnam Fiduciary Trust Company (“Putnam”) as the trustee and recordkeeper for the Plan.

Contributions

Employee.  Until the Plan was amended on July 30, 2004 (see Note 9, Subsequent Events) the Plan permitted a participant to defer annually up to 15% of eligible compensation. The amount of deferred compensation is treated as a salary reduction and is not subject to income tax until withdrawn from the Plan.  Effective July 1, 2002, the Company amended its Plan in order to comply with the provisions of The Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).  Among other changes the new amendment under EGTRRA provides that participants who are projected to be age 50 or older by the end of the calendar year and who are making deferral contributions to the Plan may also make a catch-up contribution of up to $1,000 in 2002.  This catch-up contribution increases by $1,000 each year until reaching $5,000 in 2006, when such amount will be indexed in $500 increments.  Any pre-tax contributions made by a participant above either the Plan limit or the Internal Revenue Service limit on deferrals is treated as a catch-up contribution.    Participants may also contribute amounts representing distributions from other qualified retirement plans.

Employer.  All employer contributions are subject to certain limitations. To be a qualified participant eligible to receive employer matching or profit sharing contributions for a Plan Year, an employee must be credited with 501 hours of service in the Plan Year and be an employee on the last day of the Plan Year, or retire, die, or become disabled during the Plan Year.

The Company contributes a matching contribution on behalf of an eligible participant for up to 50% of the first $3,000 of salary contributed by the participant during a plan year.  The maximum matching contribution in any plan year is therefore $1,500.

Additional profit sharing contributions may be made at the discretion of the Company’s Board of Directors.  Forfeitures of profit sharing contributions by participants who leave employment prior to becoming fully vested are reallocated as additional profit sharing contributions.  At December 31, 2003 and December 31, 2002, the balance of forfeitures not yet allocated to participant accounts totaled $50,528 and $46,746, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and, (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in 1) their contributions, including rollover contributions from another employer’s qualified retirement plan, 2) employer matching contributions, and 3) actual earnings from any of these contributions.  Vesting in the Company’s discretionary profit sharing contribution portion of participant accounts plus actual earnings thereon is based on years of continuous service.  A participant is 100% vested after seven years of credited service as shown below.

Years of Service	Vested Percentage
Less than 3 years	0%
3 years but less than 4	20%
4 years but less than 5	55%
5 years but less than 6	70%
6 years but less than 7	85%
7 years or more	100%

Investment Options

 Fidelity replaced Putnam as Plan Trustee on December 1, 2002.  The change in plan trustee resulted in changes to the investment options available to plan participants.  The six Putnam funds previously available to participants were replaced with fourteen different fund options providing a wider choice of investment goals and strategies.  Descriptions of these new funds are provided below.  These descriptions are cursory and plan participants are encouraged to read the more detailed prospectus of any investment option prior to making investment decisions.

Fidelity Prime Fund.  The fund invests in U.S. dollar-denominated money market securities of domestic and foreign issuers, rated in the highest category by at least two nationally recognized rating services, U.S. government securities, and repurchase agreements.  Stability of principal and liquidity are among the primary goals of the fund.

Fidelity Advisor Intermediate Bond Fund.  This fund invests in investment-grade bonds from different sectors of the market to give investors greater return potential through exposure to corporate and mortgage-backed securities.

Fidelity Advisor Short Fixed-Income Fund.  This fund offers investors the potential to earn higher income by investing in a diversified portfolio of investment-grade short-term bonds.

AIM Basic Value Fund.  The fund seeks long-term growth of capital by investing primarily in equity securities of U.S. companies that are believed to be undervalued in relation to long-term earning power or other factors.

Fidelity Advisor Equity Income Fund.  The fund has a value-oriented approach to security selection that allows investors to take advantage of the growth potential presented by undervalued securities while striving to provide below-average risk compared to other equity-income funds.

State Street Mid-Cap Value Fund.  The fund primarily seeks to invest in strong and mid-sized companies whose common stocks trade at a discount to their intrinsic worth based on their long-term business prospects.

Evergreen Special Values Fund.  Effective July 11, 2003, the Evergreen Small-Cap Fund was merged into the Evergreen Special Values Fund by Evergreen Investments due to the similar investment objectives of the two funds.  The Special Values Fund normally invests its assets in common stocks of small U.S. companies that are undervalued.

Fidelity Advisor Dividend Growth Fund.  The fund offers investors access to a portfolio of stocks recognized for their potential to increase or begin paying dividends – a sign of a company’s financial strength and growth potential.

Fidelity Advisor Mid-Cap Fund.  The fund focuses on equity securities of U.S. and foreign companies with medium market capitalizations that have reasonable valuations and strong potential for growth.

Fidelity Advisor Equity Growth Fund.  The fund invests in attractively priced stocks of companies that demonstrate the potential for above-average earnings and revenue growth, a strategy that may translate into strong returns for investors.

Fidelity Advisor Large-Cap Fund.  The fund focuses on quality companies that have large market capitalizations and strong current earnings momentum and attractive valuations.

Fidelity Advisor Small-Cap Fund.  The fund manager looks for small, newer companies that are poised for explosive growth.

Evergreen International Growth Fund.  This fund seeks primarily to achieve long-term growth of capital and secondarily modest income by investing primarily in equity securities issued by established, quality non-U.S. companies located in countries with developed markets.

Fidelity Advisor Diversified International Fund.  This fund primarily seeks capital growth by investing primarily in common stocks of non-U.S. companies.

ABIOMED Common Stock Fund.  The objective of this fund is to invest in ABIOMED, Inc. common stock.  The fund has been set up as a “unitized” fund that provides participants with the benefit of being invested in company stock while also allowing for daily trading similar to a mutual fund.  A unitized stock fund is comprised of the underlying company stock (generally 96-99% of the fund balance) and a short-term cash component (generally 1-4% of the fund balance) that provides the liquidity necessary for daily trading.

Participant Loans

Participants may borrow from their fund accounts a maximum principal amount of $50,000 or 50% of their vested balances, whichever is less.  The minimum principal amount of any loan is $1,000.  Loans must be repaid over a period of no more than five years, unless used to acquire a principal residence, in which case the maximum repayment period is ten years.  Participants borrowing from their vested account balances are required to sign promissory notes pledging up to half the value of their vested account balances.  These notes bear interest at a fixed rate determined by the Plan Administrator based on prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances.  Principal and interest is paid ratably through monthly payroll deductions.  Participant loans are accounted for separately within the participant’s account.  As of December 31, 2003 and December 31, 2002, the balance in participant loans outstanding was $132,646 and $138,397, respectively.  These loans are shown as participant notes receivable in the accompanying Statement of Net Assets Available for Benefits.

Payment of Benefit

On termination of service due to retirement, disability or death, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or a series of cash payments in substantially equal installments over a period of time as provided in the Plan Agreement.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

A hardship withdrawal from a participant’s account may be permitted while a participant is still actively employed if the participant has a financial hardship for which funds are not reasonably available from other resources of the participant.  For purposes of the Plan, financial hardship may include uninsured medical expenses, the purchase of a primary residence, payment of the next 12 months of post-secondary education or to prevent the loss of a participant’s primary residence.  All hardship withdrawal requests are subject to the approval of the Plan Administrator.

A withdrawal of all or a portion of any rollover contributions in the Plan, along with any pre-tax earnings on those contributions, is allowed for any reason upon request while the participant is still actively employed.

Transfers Between Funds

A participant may elect to transfer all or a portion of his or her account balance to one or more of the active funds described above on a daily basis.

Rollover Contributions

The Plan is set up to accept rollover contributions from other qualified pension, profit-sharing or 401(k) plans in which the participants have participated.  Rollover contributions shall be credited to the participants’ accounts and may be invested in any manner authorized under the provisions of the Plan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Reclassifications

Certain amounts in the December 31, 2002 financial statements have been reclassified to conform with the December 31, 2003 presentation.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, which is based on net asset value of shares at the end of the year for mutual funds.  Shares of ABIOMED common stock held by the ABIOMED Common Stock Fund are stated at their fair market price as reported by the Nasdaq National Market as of the close of the Plan Year.  The participant notes receivable are valued at their outstanding balances, which approximates fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 – INVESTMENT CONTRACT WITH FIDELITY MANAGEMENT TRUST COMPANY

Effective December 1, 2002, Fidelity Management Trust Company replaced Putnam Fiduciary Trust Company as the trustee and recordkeeper for the Plan.  A Fidelity prototype plan, as amended, was adopted by the Plan Administrator that matched or exceeded the features and benefits of the earlier Putnam contract.

On December 31, 2003, the reported balances of funds held by Fidelity were as follows:

Fair Market Value at December 31, 2003

Fidelity Prime Fund	$1,848,346
Fidelity Advisor Intermediate Bond Fund	745,219
Fidelity Advisor Short Fixed-Income Fund	142,663
AIM Basic Value Fund	122,348
Fidelity Advisor Equity Income Fund	1,117,775
State Street Mid-Cap Value Fund	111,976
Evergreen Small-Cap Value Fund	—
Evergreen Special Values Fund	181,268
Fidelity Advisor Dividend Growth Fund	1,188,838
Fidelity Advisor Mid-Cap Fund	375,801
Fidelity Advisor Equity Growth Fund	2,760,395
Fidelity Advisor Large-Cap Fund	102,665
Fidelity Advisor Small-Cap Fund	175,199
Evergreen International Equity Fund	173,349
Fidelity Advisor Diversified International Fund	890,346
ABIOMED Common Stock Fund	598,496
Interest bearing cash	31,278
Total	$10,565,962

Fidelity maintains contributions in pooled separate accounts.  The accounts are credited with the actual earnings on the underlying investments and charged for plan withdrawals.  With the exception of administrative fees charged by Fidelity for new participant loans, the Company absorbs all Plan expenses.

NOTE 4 – INFORMATION PREPARED AND CERTIFIED BY TRUSTEE

The following information included in the accompanying financial statements was obtained from data that has been prepared and certified to as complete and accurate by the trustee.

	2003	2002
Investments, at fair value:
Money Market & Cash Funds	$1,879,623	$2,167,248
Mutual Funds	$8,087,843	$5,107,764
Stock Funds	$598,496	$367,081
Investment income (loss)	$1,990,823	$(1,887,650)

NOTE 5 – RISKS AND UNCERTAINTIES

The Plan provides for investment options in various mutual funds plus an option to invest in a fund whose predominant investment is shares of ABIOMED Inc. common stock.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 6 – PARTIES-IN-INTEREST

Fidelity Management & Research Company manages a number of the mutual funds available to plan participants subsequent to the plan conversion.  Fidelity Management Trust Company is the Trustee as defined by the Plan and, therefore, transactions with any of the Fidelity Advisor mutual funds also qualify as party-in-interest transactions.  The ABIOMED Common Stock Fund primarily invests in the common stock of ABIOMED, Inc. as described in Note 1.  ABIOMED is the Administrator for the Plan and pays all of the Plan’s fees.  Fees paid for trustee and administrative services amounted to $40,103 and $24,308 for the plan years ended December 31, 2003 and 2002, respectively.

NOTE 7 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 8 – TAX STATUS

The Plan Administrator adopted and amended a Fidelity prototype plan that has received an opinion letter from the IRS that indicates that the prototype plan is qualified under Code Section 401 of the IRC.

NOTE 9 – SUBSEQUENT EVENT

The Plan Administrator anticipates that the December 31, 2003 forfeiture balance of $50,528, will be allocated to eligible participants’ accounts in accordance with the provisions of the Plan during October 2004.  The Company’s Board of Directors did not award a discretionary profit sharing contribution for Company’s fiscal year ending March 31, 2004.

Effective July 30, 2004, the Company amended the Plan to increase the annual percentage limit of a participant’s pre-tax deferral from 15% to 60% of eligible compensation, subject to the current statutory annual limits imposed by IRS regulations for any calendar year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABIOMED Retirement Savings Plan

		By:	ABIOMED, Inc., Plan Administrator

Date:	March 28, 2005	By:	/s/ Charles B. Haaser
Charles B. Haaser
Controller
Principal Accounting Officer
Principal Financial Officer